Mail Stop 3561

June 9, 2009

<u>Via U.S. Mail</u>

Mr. Kevin M. Sheehan
Chief Executive Officer and Chief Financial Officer
NCL Corporation LTD
7665 Corporate Center Drive
Miami, Florida 33126

> **Re:** **NCL Corporation LTD**
> **Form 20-F for the year ended December 31, 2008**
> **Filed April 7, 2009**
> **File No. 333-128780**

Dear Mr. Sheehan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Management's Discussion and Analysis

1. We note your disclosure regarding the $128 million impairment loss recognized in connection with the cancellation of a contract to build a ship. We note that you have ship purchase obligations of over $1 billion in the next 1-3 years. Although we note that it is industry practice to order new ships before securing the necessary financing, and that there is no assurance that you will be able to obtain the necessary financing, we believe you should consider expanding your risk factors and liquidity section in MD&A to discuss the potential claims, impairment losses and impact to your future results of operations in the event of cancellation or breach of contract.

Note 10 Commitments and Contingencies, page F-27

2. We note your disclosures surrounding material litigation starting on page F-28. Please revise your disclosure in future filings to include an estimate of the possible loss or range of loss or state that such an estimate can not be made in accordance with paragraph 10 of SFAS 5.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or, Jean Yu at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief